Enterra Energy Trust To Host Corporate Update Conference Call and Webcast

Calgary, Alberta – (Marketwire – January 16, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) will host a conference call and live audio webcast on Tuesday, January 22, 2008 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to discuss recent corporate activities and the Trust’s 2008 business plan.

To access the call, please dial 866-540-8136 or 416-406-6419.  A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. Mountain Time, Tuesday, January 29, 2008.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3249188#.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com